______________________________________________________________________________


                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  -----------

                                  Schedule 13D

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934

                                  -----------

                               Amdura Corporation
                                (Name of Issuer)

                                  -----------

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  -----------

                                   23426-70-3
                     (CUSIP Number of Class of Securities)

                                  -----------

                             Robert M. Miller, Esq.
                              ADU Acquisition Inc.
                            c/o FKI Industries Inc.
                    425 Post Road, Fairfield, CT 06430-0970
                                 (203) 255-7100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  -----------

                                    Copy to:
                              James H. Bell, Esq.
                                 Parson & Brown
                      230 Park Avenue, New York, NY 10169
                           Telephone: (212) 551-9800

                                  -----------

                                 March 15, 1995
            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)

                       or (4), check the following box [].

     Check the following box if a fee is being paid with the statement [X].




______________________________________________________________________________

- -------------------------------------------------------------------------------
CUSIP No. 23426-70-3             13D
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    FKI plc
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    Organized in England.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      24,665,160
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      24,665,160
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            24,665,160
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            100%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------------------------------------
CUSIP No. 23426-70-3            13D
- ------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    ADU Acquisition Inc.
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                   AF
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    Incorporated in Delaware
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      24,665,160
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      24,665,160
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            24,665,160
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            100%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


      This Statement on Schedule 13D (this "Statement") relates to:

      (a) the Agreement and Plan of Merger, dated as of March 15, 1995 (the "Merger Agreement"), among FKI plc, a company organized under the laws of England ("Parent"), ADU Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and Amdura Corporation, a Delaware Corporation (the "Company"), which provides, among other things, for the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $2.30 per Share, net to the seller in cash, upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated March 22, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") and for the merger of Purchaser into the Company as soon as practicable after the purchase of Shares pursuant to the Offer (the "Merger");

      (b) the Stockholders Agreement, dated as of March 15, 1995 (the "Stockholders Agreement"), among Purchaser, Internationale Nederlanden (U.S.) Capital Corporation, Investors Trading AB, The Network Company II Limited and Orcas Limited Partnership (each a "Stockholder," and collectively, the "Stockholders"), pursuant to which, upon the terms set forth therein, each Stockholder has agreed to tender and sell, in accordance with the terms of the Offer, all Shares owned (beneficially or of record) by such Stockholder; and

      (c) the Supplemental Stockholders Agreement, dated as of March 15, 1995 (the "Supplemental Stockholders Agreement"), among Purchaser and the Stockholders other than Investors Trading AB, pursuant to which such Stockholders have agreed that if the Offer is terminated because of the failure of any condition thereof and the Company effects a business combination transaction with any person other than Parent or any of its subsidiaries within 180 days thereafter, then each such Stockholder will pay to Purchaser 50% of the excess, if any, of the amount per Share received by the Stockholder as a result of such transaction over $2.30 per Share.

      By virtue of the Merger Agreement, the Stockholders Agreement and the Supplemental Stockholders Agreement, Parent and Purchaser may be deemed to have acquired beneficial ownership of all 24,665,160 Shares outstanding.


ITEM 1.  SECURITY AND ISSUER.

      (a) The name of the issuer is Amdura Corporation, a Delaware corporation, which has its principal executive offices at 900 Main Street, South, Suite 2A, Building B, PO Box 870, Southbury, CT 06488-0870.

      (b) The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) - (c) and (f) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

      (d) and (e) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      (a) - (g) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stockholders Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

      (h) and (i) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stockholders

Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)   Form of Offer to Purchase dated March 22, 1995.

     (b) Agreement and Plan of Merger, dated as of March 15, 1995, among Parent, Purchaser and the Company.


     (c) Stockholders Agreement, dated as of March 15, 1995, among Purchaser and Internationale Nederlanden (U.S.) Capital Corporation, Orcas Limited Partnership, The Network Company II Limited and Investors Trading AB.

     (d) Supplemental Stockholders Agreement, dated as of March 15, 1995, among Purchaser and Internationale Nederlanden (U.S.) Capital Corporation, Orcas Limited Partnership and The Network
           Company II Limited.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FKI plc

                                       By: /s/ Steven D. Jones
                                          -----------------------------
                                          Name:  Steven D. Jones
                                          Title: Director of Corporate
                                                 Planning


                                       ADU ACQUISITION INC.

                                       By: /s/ Robert M. Miller
                                          -----------------------------
                                          Name:  Robert M. Miller
                                          Title: Vice President

March 22, 1995

                                 EXHIBIT INDEX


                                                                   PAGE IN
                                                                  SEQUENTIAL
 EXHIBIT                                                          NUMBERING
   NO.                                                              SYSTEM
- ---------                                                         ------------
(a)  Form of Offer to Purchase dated March 22, 1995

(b) Agreement and Plan of Merger, dated as of March 15, 1995, among Parent, Purchaser and the Company

(c) Stockholders Agreement, dated as of March 15, 1995, among Purchaser and Internationale Nederlanden (U.S.) Finance Corporation, Orcas Limited Partnership, The Network Company II Limited and Investor Trading AB

(d) Supplemental Stockholders Agreement, dated as of March 15, 1995, among Purchaser and Internationale Nederlanden (U.S.) Finance Corporation, Orcas Limited Partnership and The Network Company II Limited